

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 8, 2009

By U.S. Mail and Facsimile

Mr. Philip O. Strawbridge
Chief Financial Officer
EnergySolutions, Inc.
423 West 300 South, Suite 200
Salt Lake City, UT 84101

> **Re:** **EnergySolutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-33830**

Dear Mr. Strawbridge:

We have reviewed your response letter dated March 10, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

1. In future filings, please give the title of your principal executive officer and principal financial officer where his signature appears. We note that the certifications filed with your Forms 10-Q have included the title, but your Form 10-K does not provide this information.

* * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

Mr. Philip O. Strawbridge
EnergySolutions, Inc.
April 8, 2009
Page 2

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief